September 13, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Blaise Rhodes
Joel Parker
Scott Anderegg
Donald Field

Re:	Acuren Corporation
Draft Registration Statement on Form S-4
Submitted on August 12, 2024
CIK No. 0002032966

Ladies and Gentlemen:

On behalf of our client, Acuren Corporation (the “Company”), we are responding to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”), dated September 9, 2024, relating to the above referenced Draft Registration Statement on Form S-4 (CIK No. 0002032966) filed by the Company on August 12, 2024 (the “Draft Registration Statement”).

As discussed with the Staff, the Company is in discussions with the Office of the Chief Accountant regarding a pre-clearance matter related to the Company’s financial statements, which pre-clearance request was submitted on August 30, 2024. Once the pre-clearance matter is resolved, the Company intends to publicly file a registration statement on Form S-4 (the “Form S-4”) to reflect the changes, if any, resulting from discussions with the Office of the Chief Accountant and to reflect the changes discussed below.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Draft Registration Statement on Form S-4

Cover Page

1.	Please disclose the number of securities you are registering on your Prospectus Cover Page.

Response: The Prospectus Cover Page of the Form S-4 will be revised to disclose the number of securities being registered on the Form S-4.

2.	We note your disclosure on the Prospectus Cover Page that you “intend to list [your] common stock on the New York Stock Exchange.” Please revise to clarify whether the domestication is contingent on your successful listing on the NYSE. Additionally, please revise to clarify if you have applied for NYSE listing. If true, please also revise to clarify that your warrants and Series A Preferred Stock will not be listed on any national securities exchange or other principal U.S. market. Refer to Item 501(b)(4) of Regulation S-K. Lastly, please reconcile your cover page disclosure with your disclosure on page 36 that states “[in] connection with the Domestication, we intend to list our Acuren Delaware common stock and our Warrants on the NYSE.”

Response: The Prospectus Cover Page of the Form S-4 will be revised as follows to disclose the requested information:

In connection with the Domestication, we have applied to list ~~intend to list~~ our common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “TIC”. Although we intend to list our common stock on the NYSE in connection with the Domestication, the Domestication is not contingent on the listing of our common stock on the NYSE. We do not intend to list our warrants or Series A Preferred Stock on any national securities exchange or other principal U.S. market.

In addition, page 36 of the Form S-4 will be revised as follows: “[in] connection with the Domestication, we intend to list our Acuren Delaware common stock ~~and our Warrants~~ on the NYSE”.

ASP Acuren Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

3.	Please discuss whether supply chain disruptions have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: We supplementally advise the Staff that there have been no supply chain disruptions that have materially affected the Company’s outlook or business goals or materially impacted the Company’s results of operations or capital resources, nor has the Company undertaken any mitigation efforts related to any supply chain disruptions that introduce new material risks. As a result, the Company does not believe that any additional disclosure is required.

Our Growth Strategy

Mergers and Acquisitions, page 63

4.	Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisition that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Response: The disclosure on page 63 under “Mergers and Acquisitions” of the Form S-4 will be revised to add the following disclosure:

We are focused on sourcing merger and acquisition targets. We review many potential strategic opportunities and typically complete a small number of “tuck in” acquisitions each year. These are generally funded by free cash flow generated from operations. We focus our efforts on companies within our space, with some consideration to acquisitions to expand into complimentary businesses or offer additional capabilities, provided they are compatible with our culture (safety, quality). We evaluate potential merger and acquisition opportunities primarily based on the anticipated growth the transaction would provide, the purchase price, our ability to integrate and operate the acquired business and our ability to scale any complimentary businesses or new capabilities through our network. Potential transactions must be accretive to stockholders. While we expect to continue to execute on this strategy, we do not have binding agreements or commitments for any material acquisitions at this time.

Exclusive Forum, page 86

5.	We note that the forum selection provision in your bylaws identifies the state or federal court of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We note your disclosure, “the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act.” As it appears that the provision applies to Securities Act claims, please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it.

Response: The disclosure on page 86 of the Form S-4 will be revised as follows:

Exclusive Forum

Acuren Delaware’s certificate of incorporation and bylaws provide that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for: (1) derivative actions or proceedings brought on behalf of us; (2) actions asserting a claim of fiduciary duty owed by any of our directors, officers or employees to us or our stockholder; (3) civil actions to interpret, apply, enforce or determine the validity of the certificate of incorporation or bylaws; or (4) actions asserting a claim governed by the internal affairs doctrine; provided, however, that the foregoing would not apply to any causes of action arising under the Securities Act or the Exchange Act. If the Delaware Court of Chancery lacks jurisdiction over any of the foregoing actions or proceedings, the Acuren Delaware certificate of incorporation and bylaws provide that the sole and exclusive forum for such actions or proceedings will be another state or federal court located in the State of Delaware, as long as such court has personal jurisdiction over the parties. In addition, the Acuren Delaware certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act; provided, however, that the foregoing will not apply to any action asserting a claim under the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, Acuren Delaware’s certificate of incorporation and bylaws provide that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive United States federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, Acuren Delaware’s certificate of incorporation and bylaws provide that the choice of forum provision does not apply to any action asserting claims arising under the Exchange Act. Accordingly, actions by Acuren Delaware stockholders asserting claims arising under the Exchange Act or the rules and regulations thereunder must be brought in United States federal court.

Notwithstanding the forum provisions contained in Acuren Delaware’s certificate of incorporation and bylaws, stockholders will not be deemed to have waived Acuren Delaware’s compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of Acuren Delaware’s capital stock will be deemed to have notice of and consented to the forum selection provisions in Acuren Delaware’s certificate of incorporation and bylaws.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Acuren Delaware or its directors, officers, or other employees, which may discourage such lawsuits against Acuren Delaware and its directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in Acuren Delaware’s certificate of incorporation or bylaws to be inapplicable or unenforceable in an action, Acuren Delaware may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Consolidated Financial Statements of ASP Acuren Holdings, Inc.
18. Segment Information, page F-42

6.	Please tell us your consideration for disclosing revenues by each product and service that you identify, such as NDT solutions, RAT solutions, and consulting engineering and lab testing. Refer to ASC 280-10-50-40.

Response: We supplementally advise the Staff that the Company provides only one service offering under the category referred to as Testing, Inspection and Certification (TIC). Although the Company discusses the three testing techniques in the TIC category, it does not manage its business in accordance with these three techniques, but rather manages its business only under the TIC category. The Business section in the Form S-4 will be revised as set forth in Annex A to this letter to clarify that the Company provides only one service offering under the TIC category. In addition, the other disclosures regarding the Company’s business set forth throughout the Form S-4, including the notes to the financial statements, will be similarly revised. As a result of this revision, we respectively believe this adequately addresses your questions regarding ASC 280-10-50-40.

Please contact me at (954) 768-8210 if you have any questions or require any additional information in connection with this letter.

Sincerely,

GREENBERG TRAURIG, LLP

	By:	/s/ Flora Perez
Flora Perez

cc: Talman Pizzey, Chief Executive Officer

Annex A

Our Business

We are a leading provider of critical asset integrity services, ~~through three interrelated primary offerings; (i) NDT solutions, (ii) RAT solutions, and (iii) consulting engineering and lab testing~~. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated (often at customer locations) services in the industrial space and are focused on the recuring maintenance needs of our customers.

The work we do fits in the service category referred to as Testing, Inspection and Certification (TIC). These activities include several Nondestructive Testing (NDT) techniques such as radiography, ultrasonic testing, magnetic particle inspection, penetrant testing, and visual inspection. NDT activities include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading RAT solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety. Our TIC service also includes support from consulting engineers with in-lab destructive testing capabilities. Our highly specialized materials engineers support failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We are headquartered in Tomball, Texas and operate from approximately 119 service centers and approximately 22 engineering and lab facilities. We operate in two geographical segments, the U.S. and Canada, and also have limited operations located in the United Kingdom. As of July 10, 2024, we had 6,383 employees, approximately 5,000 of whom are engineers and technicians. We have recurring revenue and repeat business from our diversified long-standing customers across a variety of end markets. We believe the essential nature of our work provides stable and predictable cash flows. Organic growth is enhanced as assets and infrastructure age, requiring additional investment to ensure compliance and safe operation. Our engineers and technicians play an important role in the life extension of industrial assets. Contractual arrangements and master service agreements have terms ranging from a few days to five years. Substantially all of our revenue is derived from services contracted on a time and materials basis.

Our principal executive offices are located at 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377, our telephone number is (800) 218-7450 and we maintain a website with the address www.acuren.com. Our website is not incorporated by reference into this registration statement.

Our Industry

General

Asset integrity plays a crucial role in assuring the protection and reliability of critical infrastructure. As an asset integrity solutions provider, we seek to maximize the uptime and safety of critical infrastructure, by helping customers to detect, locate, mitigate, and prevent damages such as corrosion, cracks, leaks, manufacturing flaws and other concerns that could lead to failure and adversely impact normal operations.

NDT is a prominent solution in the asset integrity industry due to its ability to detect defects without compromising the structural integrity of the materials or equipment being inspected. Traditionally, the supply of NDT services has been provided by many relatively small vendors that offer a narrow array of services in a more localized geographic region. A trend has emerged for customers to increasingly engage with larger service providers capable of a broader spectrum of tech enabled services plus the ability to staff outages that require a significant number of resources.

Due to these trends, those vendors offering integrated solutions, scalable operations, skilled personnel and a global footprint are expected to have a distinct competitive advantage. Moreover, this scale advantage allows sharing of resources across multiple offices to service customers and optimize utilization.

Key Trends of the Asset Integrity Industry

We believe that the following represent key dynamics of the asset protection industry and that the market available to us will continue to grow as these macro-market trends continue to develop:

Digital Transformation of Asset Protection.    Plants in the industrial space are recognizing the need to evolve their traditional, paper-based mechanical integrity programs in favor of digitized solutions. The rise of big data intelligence, and our data analytical solutions offerings, provide our customers with actionable insights from raw asset integrity data. The growing digitization of asset integrity information provides opportunities for contractors with a wide range of expertise and integrated data platforms to provide customers with analytical solutions to help customers maximize uptime while controlling costs.

Extending the Useful Life of Aging Infrastructure.    Due to the prohibitive costs and challenges of building new infrastructure, many companies have chosen to extend the useful life of existing assets, resulting in the significant and increased utilization of existing infrastructure in our target markets. Because aging infrastructure requires more frequent inspection and maintenance relative to new infrastructure, companies and public authorities continue to utilize asset protection providers to ensure their aging infrastructure assets continue to operate effectively. We provide an essential service in the entire life cycle of an asset with increasing attention and importance in life extension engineering.

Outsourcing of Non-Core Activities and Technical Resource Constraints.    Due to the increasing sophistication and automation of NDT programs, increasing governmental regulation and a decreasing supply of skilled professionals, companies are increasingly outsourcing NDT to third-party providers with advanced solution portfolios, engineering expertise and trained workforces. Many of these field service technicians exhibit specialized skills so customers rely on service providers that can supply the right mix of craft at the right time.

Increasing Use of Advanced Materials.    Customers in various target markets –– particularly aerospace and defense –– are increasingly utilizing advanced materials, such as composites and other unique technologies in their assets. These materials often cannot be tested using traditional NDT techniques. We believe that demand for more advanced testing and assessment solutions will increase as the utilization of these advanced materials increases during the design, manufacturing, operating and quality control phases. Newer industries, such as wind power, use materials that do not have a long history of proven resilience with a higher instance of early life failure or systemic flaws which require additional inspections.

Meeting Safety Regulations.    Owners and operators of industrial facilities, particularly those with pressurized equipment, face strict government regulations and more stringent process safety enforcement standards. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by government and industry regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly reliable asset integrity suppliers with a track record of assisting customers in meeting increasingly stringent regulations. Our customers require support in devising mechanical integrity programs that meet regulatory compliance standards and enable enhanced safety and uptime at their facilities.

Expanding Pipeline Integrity Regulations.    The United States Pipeline & Hazardous Materials Safety Administration’s “Mega Rule” adopted in October 2019 expands pipeline integrity regulations on more than 500,000 miles of pipelines that carry natural gas, oil and other hazardous materials throughout the United States. Some of these requirements will take operators decades to fulfill. These regulations require inspection and integrity data records throughout a pipeline’s lifetime to be reliable, traceable, verifiable, and complete, increasing the demand for integrated inspection, engineering, monitoring, and data management and analysis solutions.

~~Our Service Lines~~

~~Our service lines include NDT, RAT and Engineering and Lab Testing.~~

~~Nondestructive Testing~~

~~NDT involves inspection techniques that do not damage the component. Conventional techniques include radiographic testing (“RT”), ultrasonic testing (“UT”), magnetic particle testing (“MT”), penetrant testing (“PT”) and visual testing (“VT”). In addition, a number of advanced NDT methods exists, including phased array ultrasonics, time-of-flight ultrasonics, acoustic emission testing, eddy current testing, guided wave ultrasonics, infrared thermography, laser scanning, drone/unmanned services, digital radiography, ground penetrating radar, optical emission spectroscopy, and robotic services.~~

~~Rope Access Technician Solutions~~

~~Given the amount of activity required at heights in the industrial space, we provide market leading access solutions to reach difficult areas without scaffolding –– we refer to this service as RAT solutions. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromise to safety.~~

~~Engineering and Lab Testing~~

~~The consulting engineering and lab testing services include inspection of customer parts and materials efficiently in quality-controlled environments within our lab facilities which are strategically located near industrial centers. Additionally, we provide highly specialized materials engineering services including failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.~~

Our Competitive Strengths

We believe the following competitive strengths contribute to our being a leading provider of asset integrity solutions and will allow us to further capitalize on growth opportunities in the industries in which we operate:

Comprehensive Provider for Asset Integrity Solutions.    We believe we have one of the most comprehensive and broad asset integrity service offerings, which positions us to be a leading provider for our customers’ asset integrity requirements. Particularly, our ability to conduct ~~RAT services and NDT~~ services without outsourcing repair work to third parties provides our customers with efficient solutions, fast turnout and minimal shutdown time. In addition, our engineers are able to support our ~~NDT and RAT~~ customers with expertise in materials selection, fitness for purpose calculations, failure analysis, reliability plans, mechanical testing, chemical analysis, and life extension services.

Technician Availability and Expertise Across Markets.    We believe that our technicians provide us with a competitive advantage because of their expertise and industry-specific knowledge. Not only do our technicians consistently provide quality and timely services, but their industry-specific expertise allows them to support our customers with programs specifically tailored to the industry in which they operate. We also have a deep network of qualified technicians with the ability to embed teams at our customers’ sites and ramp up our testing services as needed to meet surge demand during turnarounds.

Long-Standing Trusted Provider to a Diversified and Growing Customer Base.    We have become a trusted partner to a large and growing customer base across numerous markets through our proven, decades-long track record of quality and safety. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, power generation and transmission and aerospace and defense industries.

Technological Research and Development.    The TIC ~~NDT~~ industry continues to move towards more advanced, automated solutions, requiring service providers to find safer and more cost-efficient inspection techniques. We believe that we remain ahead of the technological curve by connecting our practical industry expertise with suppliers of equipment and technology. Some of the advanced inspection technologies developed by our advanced inspectors and subject matter experts (SME) are used to provide advanced solutions for challenging requirements like heights, high temperatures, complex materials, and unusual geometries.

Experienced Management Team.    Our management team has a track record of asset protection organizational leadership — they are focused on quality services delivered in a timely, safe and cost-effective manner. These individuals also have successfully driven operational growth organically and through acquisitions.

Our Growth Strategy

By executing a multi-faceted growth strategy, we believe that we are positioned to maintain and grow our competitive advantage in the asset integrity management industry and achieve significant market expansion.

Market Growth Alignment.    We aim to grow in alignment with the asset integrity management market, which we believe is projected to grow at a compound annual growth rate of approximately 5% from 2023 to 2030.

Increasing Wallet Share.    We are focused on deepening relationships within our existing customer base. We believe we have a proven track record of increasing our share of provided services to our existing customers with customers expected to increase their usage of our services in the coming years.

Acquisition of New Customers and Sites.    We expect to continue to increase our customer and site footprint by securing new business at a rate that outpaces market growth.

~~Service Line~~ Expansion of TIC Services.    We plan to continue to broaden our TIC services ~~offerings~~ by enhancing our core NDT capabilities and expanding our advanced inspection technology and capabilities. We also plan to further penetrate our RAT activities ~~solutions service line~~ by disrupting scaffold use in a number of end markets.

Mergers and Acquisitions.    Building on our history of successful acquisitions, including companies such as Versa Integrity Group, Inc., Premium Inspections & Testing Group, Suspendum Rope Access Inc., Complete Wind Corporation, and Anamet, Inc., we plan to continue pursuing merger and acquisition opportunities to facilitate growth.

We are focused on sourcing merger and acquisition targets. We review many potential strategic opportunities and typically complete a small number of “tuck in” acquisitions each year. These are generally funded by free cash flow generated from operations. We focus our efforts on companies within our space, with some consideration to acquisitions to expand into complimentary businesses or offer additional capabilities, provided they are compatible with our culture (safety, quality). We evaluate potential merger and acquisition opportunities primarily based on the anticipated growth the transaction would provide, the purchase price, our ability to integrate and operate the acquired business and our ability to scale any complimentary businesses or new capabilities through our network. Potential transactions must be accretive to stockholders. While we expect to continue to execute on this strategy, we do not have binding agreements or commitments for any material acquisitions at this time.

Our Clients

Our highly diversified and long tenured client based operates in a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Our largest clients are under long-term master servicing agreements.

Generally, clients are billed on a time and materials basis, although a small portion of work may be performed at unit rates or on a fixed-price contract. Services are usually performed pursuant to purchase orders issued under written client agreements. While most purchase orders provide for the performance of a single job, some provide for services to be performed on a run-and-maintain basis. Substantially all our agreements and contracts may be terminated by either party on short notice. The agreements generally specify the range of services to be performed and the hourly rates for labor, supplies and equipment. While many contracts cover specific plants or locations, we also enter multiple-site regional or national contracts that cover multiple plants or locations.

Sources and Availability of Raw Materials

We provide skilled labor and in general we do not manufacture or sell products. Our technicians use equipment that is readily available from several suppliers. We also use consumables such as film, penetrant, and polishing media. We have long relationships and preferred pricing and terms with many industrial suppliers of equipment and consumables. Shortages of equipment, consumables and vehicles have occurred, but such shortages have been rare and short term.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property. Our trademarks and service marks provide us and our solutions with a certain amount of brand recognition in our markets. We do not consider any single patent, trademark or service mark material to our financial condition or results of operations.

Seasonality and Cyclicality

Our revenue and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays, and the timing of outages and non-recurring projects. Typically, our revenue is lowest at the beginning of the year and during the winter months in North America because of persistent cold, snowy, or wet conditions. Revenue is generally higher during the spring and fall months, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. In the fourth quarter, many projects tend to be completed by customers seeking to spend their capital budgets before the end of the year, which generally has a positive effect on revenue. However, the holiday season and inclement weather can cause delays, which can reduce revenue and related costs on affected projects.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and installation projects can create fluctuations in revenue.

Competitive Environment

We operate in industries that are highly competitive and fragmented. There are relatively few barriers to entry in many of the industries in which we operate, and as a result, any organization with adequate financial resources and access to technical expertise could become a competitor. ~~In each of our service lines,~~ we compete with a number of companies, ranging from small, owner-operated businesses operating in narrow geographic regions to large companies with national scale and significant financial, technical, and marketing resources. The national or regional firms that compete with us include (i) with respect to our ~~in our~~ NDT activities ~~service line~~, Mistras Group, Inc., TEAM, Inc., SGS SA, Applus Services S.A., Intertek Group plc, IRIS NDT, PROtech Lab Corp. and Pro-Surve Tech Services, LLC, (ii) with respect to our RAT activities ~~service line~~, Mistras Group, Inc., TEAM, Inc., Global Rope Access Inc., Apache Industrial Services, Inc. and Industrial Access, Inc. and, (iii) with respect to engineering support, ~~Engineering and Lab Testing service line~~ Intertek Group plc, Mistras Group, Inc., IRIS NDT, and SGS SA.

We compete based on a variety of factors, including price, service, technical expertise and experience, quality, safety performance, response time and reputation for customer service. A portion of our revenue is derived from agreements with customers and price is often an important factor in the bid process for such work. However, we believe our customers also consider a variety of other factors, including those described above, when selecting a service provider, and we believe that our technical capabilities, broad geographic reach and skilled labor force enable us to be competitive.

Government Regulation and Environmental Matters

A significant portion of our business activities is subject to foreign, federal, state and local laws and regulations. These regulations are administered by various foreign, federal, state and local health and safety and environmental agencies and authorities, including OSHA of the U.S. Department of Labor and the EPA. Failure to comply with these laws and regulations may involve civil and criminal liability. From time to time, we are also subject to a wide range of reporting requirements, certifications and compliance as prescribed by various federal and state governmental agencies. Expenditures relating to such regulations are made in the normal course of our business and are neither material nor place us at any competitive disadvantage. We do not currently expect that compliance with such laws and regulations will require us to make material expenditures. We believe we have all required licenses to conduct our business activities and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

We are subject to various national, state, and local labor and employment laws and regulations which govern minimum wage and hour requirements, overtime, working conditions, mandatory benefits, health and social insurance, statutory notice periods and other employment-related matters, duties and obligations. Additionally, a large portion of our business uses labor that is provided under collective bargaining agreements or is subject to works council processes. As such, we are subject to national and local laws and regulations related to unionized labor and collective bargaining. As of December 31, 2023, approximately 60% of our Canada employees were covered by collective bargaining agreements.

We also are subject to various environmental laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, liabilities can be imposed for cleanup of properties, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our business. In addition, we could be held liable for significant penalties and damages under certain environmental laws and regulations. Our contracts with customers may also impose liabilities on us regarding environmental issues that arise through the performance of our services. From time to time, we may incur costs and obligations related to environmental compliance and/or remediation matters.

Human Capital

Employees

As of July 10, 2024, we had 6,383 (5,361 permanent and 1,022 temporary) employees of which 3,472 (3,171 permanent and 301 temporary) employees are located in the United States, and 2,911 (2,190 permanent and 721 temporary) employees are located in Canada. Of our 6,383 employees, 1,184 employees were represented by unions and were subject to various collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future.

Health, Safety and Training

We believe excellent health and safety performance is no accident. It requires focus, accountability and most importantly deliberate action from management. We have developed safety management systems that include established procedures and policies focused on reducing risk, managing incidents, monitoring and measuring of key performance indicators and a focus on continuous improvement. We believe we have created a safety culture which exceeds industry standards and focuses on the behaviors that keep our employees and the public safe with the belief that all accidents are preventable. We utilize the International Oil and Gas Producers life safety rules as these life safety rules are the best-in-class standards for all types of industry. Our safety programs are fully integrated within all ~~service lines and~~ operations across our company and meet all applicable government regulations and industry specific standards. Our employees receive a full suite of training tailored to employee needs and the training exceeds industry minimum standards for each type of work.